Exhibit 21.1

Sigma Designs, Inc. Listing of Subsidiaries

NAME	JURISDICTION

Sigma Designs Israel S.D.I Ltd.	Israel
Sigma Designs (Asia) Ltd.	Hong Kong
Sigma Designs Denmark ApS	Denmark
Sigma Designs Denmark ApS, France Branch	France
Sigma Designs Europe - SAS	France
Sigma Designs Japan, KK	Japan
Sigma Designs Korea Co., Ltd.	Korea
Sigma Designs Technology Denmark ApS	Denmark
Sigma Designs Technology Singapore Pte. Ltd.	Singapore
Sigma Designs Vietnam Company Limited	Vietnam
Sigma International Limited	Cayman Islands
Sigma Designs (Shenzhen) Co., Ltd.	China
Sigma Designs (Asia) Ltd., Taiwan branch	Taiwan
Sigma Designs Technology (Shanghai) Co. Ltd.	Shanghai
Sigma Designs Netherlands B.V.	Netherlands
Sigma Designs Technology Germany GmbH	Germany
Bretelon, Inc.	United States of America
Z-Wave Alliance, LLC	United States of America